Exhibit 99
                                        C. R. Bard, Inc.
                                        730 Central Avenue
                                        Murray Hill, NJ 07974
Contact:  E. L. Parker
          Vice President and Treasurer
          (908) 277-8059

           BARD ANNOUNCES AGREEMENT TO ACQUIRE IMPRA

Murray Hill, NJ - August 5, 1996 - C. R. Bard, Inc. (NYSE-BCR) announced today that it has agreed to acquire Impra, Inc. Impra, a privately held company founded in 1974 and headquartered in Tempe, AZ, is a leader in the development, manufacturing and marketing of PTFE vascular grafts used for blood vessel replacement surgery. It offers more than 260 products to the vascular surgeon
as a complete line, full service supplier.   In addition, Impra has
several active R&D programs in vascular graft and endovascular technology. The transaction is subject to the appropriate governmental review. Closing is targeted for completion in the third quarter. Terms of the agreement, which will be a cash merger, were not disclosed.

"This acquisition will strengthen Bard's position in one of our key surgical markets and help fuel top line growth for 1996 and beyond," commented William H. Longfield, chairman and CEO. "The
Impra acquisition fits very well with our strategy of strengthening our franchise product areas while de-emphasizing those less profitable categories. We are particularly pleased with Impra's
R&D capability, especially in the potentially large market opportunity for covering stents. While revenue growth in the first half has been slower than planned, new angioplasty balloons, the X-Trode coronary stent and the Impra acquisition should improve second-half performance."

Bard plans to consolidate its current vascular graft product line with the Impra products and operate the new subsidiary out of the Tempe, AZ location. John McDermott, Impra's current chief operating officer, will manage Bard's new consolidated operation.

Separately, William C. Bopp, executive vice president and CFO indicated that Bard has received a rating of BBB+ from Standard & Poor's and Baa2 from Moody's. "These ratings reflect Bard's significant market positions and financial strength and provide us with the ability to issue long-term debt in the public market when appropriate," said Bopp.

C. R. Bard, Inc. Headquartered in Murray Hill, NJ, is a leading multinational developer, manufacturer and marketer of health care products.





                            # # # # #